                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                 Amendment No. 1
                                       to

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  OXFORD TAX EXEMPT FUND II LIMITED PARTNERSHIP
                              (Name of the Issuer)

                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                             AIMCO PROPERTIES, L.P.
                                 AIMCO-GP, INC.
                  OXFORD TAX EXEMPT FUND II LIMITED PARTNERSHIP
                      OXFORD TAX EXEMPT FUND II CORPORATION
                                 TERRY CONSIDINE
                               PETER K. KOMPANIEZ
                                 PATRICK J. FOYE
                      (Name of Person(s) Filing Statement)

          BENEFICIAL ASSIGNMENT OF LIMITED PARTNERSHIP INTEREST OF OTEF
                         (Title of Class of Securities)

                                    69181P100
                      (CUSIP Number of Class of Securities)

                               PETER K. KOMPANIEZ
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                          2000 South Colorado Boulevard
                                  Suite 2-1000
                                Denver, Colorado
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   ----------

                                   Copies to:
                             ROBERT B. ROBBINS, ESQ.
                                  Shaw Pittman
                               2300 N Street, N.W.
                             Washington, D.C. 20037

                                   ----------

This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. [X] The filing of a registration statement under the Securities Act of 1933.
         c.  [ ] A tender offer.
         d.  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing fee is a final amendment reporting the results of the transaction. [ ]

                                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                                  AMOUNT OF FILING FEE(1)
-------------------------------------------------------------------------------------------------------------------
$238,676,181                                              $47,736
-------------------------------------------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:                    Filing party:    Apartment Investment and Management Company
$48,043

Form or registration no.:                  Date filed:      December 1, 2000
Form S-4 (File No. 333-51154)

(1) Pursuant to Rule 0-11(b), the filing fee was determined at 1/50 of 1% of $238,676,181, the value of the securities to be acquired by the Filing Persons.



ITEM 1.  Summary Term Sheet.

         Not applicable.

ITEM 2.  Subject Company Information.

         (a) Name and Address. The information set forth under the caption "Summary - The Entities" in the prospectus/information statement, which is filed herewith as Exhibit (a) (the "Prospectus/Information Statement"), is incorporated herein by reference.

         (b) Securities. As of December 31, 2000, Oxford Tax Exempt Fund II Limited Partnership (the "Subject Company" or "OTEF") had outstanding 7,306,925 beneficial assignments of limited partnership interest ("BACs").

         (c) Trading Market and Price. The information set forth under the caption "Summary - BAC Market Price Information and Comparison to Net Book Value" in the Prospectus/Information Statement is incorporated herein by reference.

         (d) Dividends. The information set forth under the caption "Summary - Comparative Per Share Dividend Information" in the Prospectus/Information Statement is incorporated herein by reference.

         (e) Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. The information set forth under the caption "Special Factors Regarding the Merger - Background of the Merger" in the Prospectus/Information Statement is incorporated herein by reference. In
March 1999, Mr. Foye acquired 200 BACs at a price of $24.25 per BAC. The average price per BAC during the quarter in which the purchases were made was $23.66.

ITEM 3.  Identity and Background of Filing Person.

         (a) Name and Address. The information set forth under the caption "Summary - The Entities" in the Prospectus/Information Statement is incorporated herein by reference. The names of each executive officer (the "AIMCO Officers") and director (the "AIMCO Directors") of Apartment Investment and Management Company ("AIMCO") are incorporated herein by reference to the information under the caption "Management of AIMCO and OTEF" in the Prospectus/Information Statement. The business address and telephone number of each of AIMCO-GP, Inc. and the AIMCO Officers and AIMCO Directors is c/o Apartment Investment and Management Company, Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222 and (303) 757-8101. Terry Considine and Peter K. Kompaniez are the directors of AIMCO-GP, Inc., which is the general partner of AIMCO Properties, L.P. The executive officers of AIMCO-GP, Inc. are the AIMCO Officers, each of whom holds the same position with AIMCO-GP, Inc. that he holds with AIMCO.

         The names of each executive officer and director of Oxford Tax Exempt Fund II Corporation, the managing general partner of OTEF are incorporated herein by reference to the information under the caption "Management of AIMCO and OTEF" in the Prospectus/Information Statement. The address of each of the officers and directors of OTEF's managing general partner is c/o Oxford Tax Exempt Fund II Limited Partnership, 7200 Wisconsin Avenue, 11th Floor, Bethesda, Maryland 20814.

         The Filing Persons are affiliates of the Subject Company. AIMCO owns 100% of AIMCO-GP, Inc., which holds a 1% interest in and is the sole general partner of AIMCO Properties, L.P. AIMCO holds an approximate 90% limited partnership interest in AIMCO Properties, L.P. AIMCO Properties, L.P., through a 99% non-voting preferred interest in intermediate subsidiaries, holds 99% of the economic interest in the Subject Company's managing general partner. The remaining 1% interest in the Subject Company's managing general partner is owned by a company that is owned and controlled by Messrs. Considine and Kompaniez. Mr. Foye is the Executive Vice President and a Director of OTEF. Oxford Tax Exempt Fund II Corporation is the managing general partner of OTEF and an affiliate.

         OTEF is a filing person in addition to being the subject company.

         (b) Business and Background of Entities. The information set forth under the captions "Summary - The Entities" and "Management of AIMCO and OTEF - Information concerning AIMCO and its directors and executive officers" and "Management of AIMCO and OTEF - Information concerning OTEF, OTEF's managing general partner and its directors and executive officers" in the Prospectus/Information Statement is incorporated herein by reference. AIMCO-GP, Inc. is a Delaware corporation the principal business of which is to be the general partner of AIMCO Properties, L.P.

         (c) Business and Background of Natural Persons. The information set forth under the caption "Management of AIMCO and OTEF - Information concerning OTEF, AIMCO and its directors and executive officers" and "Management of AIMCO and OTEF - Information concerning OTEF's managing general partner and its directors and executive officers" in the Prospectus/Information Statement is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

      (a) Material Terms.

          (1) Not applicable.

            (2)(i-iv, vi-vii) The information set forth under the captions "Special Factors Regarding the Merger" and "The Merger Agreement and Terms of the Merger" in the Prospectus/ Information Statement is incorporated herein by reference.

               (v) The information set forth under the caption "Comparative Rights of Stockholders of AIMCO and BAC Holders of OTEF" in the Prospectus/Information Statement is incorporated herein by reference.

         (c) Different Terms. Not applicable.

         (d) Appraisal Rights. The information set forth under the caption "Special Factors Regarding the Merger - Appraisal Rights" in the
Prospectus/Information Statement is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. The information set forth under the caption "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (f) Eligibility for Listing or Trading. The information set forth under the caption "Special Factors Regarding the Merger - New York Stock Exchange Listing" in the Prospectus/Information Statement is incorporated herein by reference.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a) Transactions.

                  (1-2) The information set forth under the captions "Special Factors Regarding the Merger - Background of the Merger" and Annex C in the Prospectus/Information Statement is incorporated herein by reference.

         (b) Significant Corporate Events. The information set forth under the captions "Special Factors Regarding the Merger - Background of the Merger" and Annex C in the Prospectus/Information Statement is incorporated herein by reference.

         (c) Negotiations or Contracts. The information set forth under the captions "Special Factors Regarding the Merger - Background of the Merger" and Annex C in the Prospectus/Information Statement is incorporated herein by reference.

         (e) Agreements Involving the Subject Company's Securities. The information set forth under the captions "The Merger Agreement and Terms of the Merger," "Special Factors Regarding the Merger - Role and Interests of Non-Employee Directors" and Annex C in the Prospectus/Information Statement is incorporated herein by reference.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

         (b) Use of Securities Acquired. The information set forth under the caption "Special Factors Regarding the Merger - Effects of the Merger and Plans for OTEF after the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (c) Plans.

             (1-8) The information set forth under the caption "Special Factors Regarding the Merger - Effects of the Merger and Plans for OTEF After the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

ITEM 7.  Purposes, Alternatives, Reasons and Effects.

         (a) Purposes. The information set forth under the captions "Special Factors Regarding the Merger - Background of the Merger," "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger" and "Special Factors Regarding the Merger - AIMCO's Reasons for the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (b) Alternatives. The information set forth under the captions "Special Factors Regarding the Merger - Background of the Merger," "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger" and "Special Factors Regarding the Merger - AIMCO's Reasons for the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (c) Reasons. The information set forth under the captions "Special Factors Regarding the Merger - Background of the Merger," "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger" and "Special Factors Regarding the Merger - AIMCO's Reasons for the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (d) Effects. The information set forth under the captions "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger," "Special Factors Regarding the Merger - AIMCO's Reasons for the Merger," "Special Factors Regarding the Merger - U.S. Federal Income Tax Consequences in the Merger," "Special Factors Regarding the Merger - Effects of the Merger and Plans for OTEF After the Merger" and "Comparative Rights of Stockholders of AIMCO and BAC Holders of OTEF" in the Prospectus/Information Statement is incorporated herein by reference.

ITEM 8.  Fairness of the Transaction.

         (a) Fairness. The information set forth under the caption "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger" and "Special Factors Regarding the Merger - AIMCO's Reasons for the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (b) Factors Considered in Determining Fairness. The information set forth under the captions "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger," "Special Factors Regarding the Merger - AIMCO's Reasons for the Merger" and "Special Factors Regarding the Merger - Opinion of OTEF's Independent Real Estate Consultant" in the Prospectus/Information Statement is incorporated herein by reference.

         (c) Approval of Security Holders. The information set forth under the caption "Special Factors Regarding the Merger - No Vote of the BAC Holders is Required to Consummate the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (d) Unaffiliated Representative. The information set forth under the captions "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger" and "Special Factors Regarding the Merger - Role and Interests of Independent Directors" in the Prospectus/Information Statement is incorporated herein by reference.

         (e) Approval of Directors. The information set forth under the caption "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (f) Other Offers. Not applicable.

ITEM 9.  Reports, Opinions, Appraisals and Negotiations.

         (a) Report, Opinion or Appraisal. The information set forth under the caption "Special Factors Regarding the Merger - Opinion of OTEF's Independent Real Estate Consultant" and "Special Factors Regarding the Merger - Consultant to the Non-Employee Directors" in the Prospectus/Information Statement is incorporated herein by reference.

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth under the caption "Special Factors Regarding the Merger - Opinion of OTEF's Independent Real Estate Consultant" and "Special Factors Regarding the Merger - Consultant to the Non-Employee Directors" in the Prospectus/Information Statement is incorporated herein by reference.

         (c) Availability of Documents. A copy of the opinion of Marshall & Stevens Incorporated is included in the Prospectus/Information Statement as Annex B. It will also be made available for inspection and copying at 7200 Wisconsin Avenue, Bethesda, Maryland 20814, the principal executive offices of the Subject Company, during the Subject Company's regular business hours by any interested BAC holder or representative who has been so designated in writing. A copy of the report of PricewaterhouseCoopers will be made available for inspection and copying at 7200 Wisconsin Avenue, Bethesda, Maryland 20814, the principal executive offices of the Subject Company, during the Subject Company's regular business hours by any interested BAC holder or representative who has been so designated in writing.

ITEM 10. Source and Amounts of Funds or Other Consideration.

         (a) Source of Funds. The consideration for the merger will be up to 2,415,040 shares of AIMCO Class A common stock and up to 4,000,000 shares of AIMCO Class P preferred stock, with an aggregate value of approximately $206 million.

         (b) Conditions. None.

         (c) Expenses. The information set forth under the caption "The Merger Agreement and Terms of the Merger - Expenses of the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

         (d) Borrowed Funds. Not applicable.

ITEM 11. Interest in Securities of the Subject Company.

         (a) Securities Ownership. The information set forth under the caption "Special Factors Regarding the Merger - Background of the Merger" in the Prospectus/Information Statement is incorporated herein by reference. The options referenced in that section are held by AIMCO Properties, L.P. The information set forth under the caption "Management of AIMCO and OTEF - Information concerning AIMCO and its directors and executive officers" and "Management of AIMCO and OTEF - Information concerning OTEF, OTEF's managing general partner and its directors and executive officers" is incorporated herein by reference.

         (b) Securities Transactions. Not applicable.

ITEM 12. The Solicitation or Recommendation.

         (d) Intent to Tender or Vote in a Going-Private Transaction. Each of the non-employee directors of the Subject Company's managing general partner owns BACs and options to purchase 25,000 BACs. AIMCO expects each of the non-employee directors to receive the special distribution and exercise his options to purchase BACs prior to the consummation of the merger and to receive merger consideration for his BACs in the merger. Mr. Foye owns 200 BACs for which he is expected to receive the special distribution and the merger consideration in the merger.

         (e) Recommendations of Others. Each of the non-employee directors of the Subject Company's managing general partner voted in favor of the merger. In information set forth under the captions "Special Factors Regarding the Merger - OTEF's and Its Affiliates' Reasons for the Merger" in the Prospectus/Information Statement is incorporated herein by reference.

ITEM 13. Financial Statements.

         (c) Summary Information. The information set forth under the captions "Summary - BAC Market Price Information and Comparison to Net Book Value" and "Selected Historical Financial Information of OTEF" in the
Prospectus/Information Statement is incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or Recommendations. Not applicable.

         (b) Employees and Corporate Assets. Not applicable.

ITEM 15. Additional Information.

         Not applicable.

ITEM 16. Exhibits.

         (a)(3-4) Prospectus/Information Statement that constitutes a part of the registration statement on Form S-4 (File No. 333-51154) (the "Registration Statement") of Apartment Investment and Management Company ("AIMCO") (incorporated herein by reference to the Registration Statement)

         (a)(5)(1) Cover Letter to BAC Holders (incorporated herein by reference to the Registration Statement)

         (a)(5)(2) Question and Answer sheet to be distributed to BAC Holders (incorporated herein by reference to the Registration Statement)

         (b)       Not applicable

         (c)(1) Opinion of Marshall & Stevens Incorporated, dated November 29, 2000 (incorporated herein by reference to Annex B to the Prospectus/ Information Statement)

         (c)(2) Materials prepared or assembled by PricewaterhouseCoopers LLP (incorporated herein by reference to the Registration Statement)


         (d)(1) Agreement and Plan of Merger, dated as of November 29, 2000, by and among AIMCO, AIMCO Properties, L.P., AIMCO/OTEF, LLC and Oxford Tax Exempt Fund II Limited Partnership ("OTEF") (incorporated herein by reference to Annex A to the Prospectus/Information Statement)

         (d)(2) Acquisition Agreement, dated June 28, 2000, by and among AIMCO, AIMCO Properties, L.P., NHP Management Company and AIMCO/NHP Properties, Inc. (collectively, the "Buyers") and Leo E. Zickler, Francis P. Lavin, Robert B. Downing, Mark E. Schifrin, Marc B. Abrams and Richard R. Singleton (collectively, the "Sellers") (incorporated herein by reference to AIMCO's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2000)

         (d)(3) Letter, dated June 28, 2000, from AIMCO to the Sellers, regarding acquisition of BACs (incorporated herein by reference to the Registration Statement)

         (d)(4) Option Sale Agreement, dated September 20, 2000, by and among the Buyers and the Sellers (incorporated herein by reference to AIMCO's General Statement of Beneficial Ownership on
                   Schedule 13D, filed with the Securities and Exchange Commission on October 2, 2000 (the "AIMCO 13D"))

         (d)(5) Option Sale Agreement, dated September 20, 2000, by and among the Buyers and Kenneth C. Willard, Cher B. Compton, Mary Ann Ewers, Brian M. Grant, Carol A. Kohl, Michael B. Tillett, Stephen P. Gavula, Jr., Scot B. Barker and ORFG Operations, L.L.C. (incorporated herein by reference to the Registration Statement)

         (d)(6) ILPI and BAC Agreement, dated September 20, 2000, by and among the Buyers and the Sellers (incorporated herein by reference to the AIMCO 13D)

         (d)(7) Personal Liability Assignment and Assumption Agreement, dated September 20, 2000, by and among the Buyers and the Sellers (incorporated herein by reference to the Registration Statement)

         (f)       Not applicable

         (g)       Not applicable

         (h) Opinion of Shaw Pittman regarding taxation of the merger (incorporated herein by reference to the Registration Statement)

                                    SIGNATURE


         After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001
                                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                  By:          /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:    Patrick J. Foye
                                      Title:   Executive Vice President


                                  AIMCO PROPERTIES, L.P.

                                  By:   AIMCO-GP, INC., as General Partner

                                  By:          /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:    Patrick J. Foye
                                      Title:   Executive Vice President


                                  AIMCO-GP. INC.

                                  By:          /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:    Patrick J. Foye
                                      Title:   Executive Vice President


                                  OXFORD TAX EXEMPT FUND II
                                  LIMITED PARTNERSHIP

                                  By:   OXFORD TAX EXEMPT FUND II
                                        CORPORATION, as Managing General Partner

                                  By:          /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:    Patrick J. Foye
                                      Title:   Executive Vice President


                                  OXFORD TAX EXEMPT FUND II
                                  CORPORATION

                                  By:          /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:    Patrick J. Foye
                                      Title:   Executive Vice President

                                               /s/ Terry Considine
                                      ------------------------------------------
                                      Name:    Terry Considine, in his
                                               individual capacity


                                               /s/ Peter K. Kompaniez
                                      ------------------------------------------
                                      Name:    Peter K. Kompaniez, in his
                                               individual capacity


                                               /s/ Patrick J. Foye
                                      ------------------------------------------
                                      Name:    Patrick J. Foye, in his
                                               individual capacity

                                INDEX TO EXHIBITS

         EXHIBIT
         NUMBER    DESCRIPTION
         --------  -----------
         (a)(3-4)  Prospectus/Information Statement that constitutes a part of the registration statement on Form S-4 (File No. 333-51154)
                   (the "Registration Statement") of Apartment Investment and
                   Management Company ("AIMCO") (incorporated herein by
                   reference to the Registration Statement)

         (a)(5)(1) Cover Letter to BAC Holders (incorporated herein by reference to the Registration Statement)

         (a)(5)(2) Question and Answer sheet to be distributed to BAC Holders
                   (incorporated herein by reference to the Registration
                   Statement)

         (b)       Not applicable

         (c)(1)    Opinion of Marshall & Stevens Incorporated, dated November
                   29, 2000 (incorporated herein by reference to Annex B to the Prospectus/ Information Statement)

         (c)(2)    Materials prepared or assembled by PricewaterhouseCoopers LLP
                   (incorporated herein by reference to the Registration
                   Statement)

         (d)(1) Agreement and Plan of Merger, dated as of November 29, 2000, by and among AIMCO, AIMCO Properties, L.P., AIMCO/OTEF, LLC and Oxford Tax Exempt Fund II Limited Partnership ("OTEF")
                   (incorporated herein by reference to Annex A to the Prospectus/Information Statement)

         (d)(2)    Acquisition Agreement, dated June 28, 2000, by and among
                   AIMCO, AIMCO Properties, L.P., NHP Management Company and
                   AIMCO/NHP Properties, Inc. (collectively, the "Buyers") and
                   Leo E. Zickler, Francis P. Lavin, Robert B. Downing, Mark E.
                   Schifrin, Marc B. Abrams and Richard R. Singleton
                   (collectively, the "Sellers") (incorporated herein by reference to AIMCO's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2000)

         (d)(3) Letter, dated June 28, 2000, from AIMCO to the Sellers, regarding acquisition of BACs (incorporated herein by reference to the Registration Statement)

         (d)(4) Option Sale Agreement, dated September 20, 2000, by and among the Buyers and the Sellers (incorporated herein by reference to AIMCO's General Statement of Beneficial Ownership on
                   Schedule 13D, filed with the Securities and Exchange
                   Commission on October 2, 2000 (the "AIMCO 13D"))

         (d)(5) Option Sale Agreement, dated September 20, 2000, by and among the Buyers and Kenneth C. Willard, Cher B. Compton, Mary Ann
                   Ewers, Brian M. Grant, Carol A. Kohl, Michael B. Tillett,
                   Stephen P. Gavula, Jr., Scot B. Barker and ORFG Operations,
                   L.L.C. (incorporated herein by reference to the Registration
                   Statement)

         (d)(6) ILPI and BAC Agreement, dated September 20, 2000, by and among the Buyers and the Sellers (incorporated herein by reference to the AIMCO 13D)

         (d)(7)    Personal Liability Assignment and Assumption Agreement, dated
                   September 20, 2000, by and among the Buyers and the Sellers
                   (incorporated herein by reference to the Registration
                   Statement)

         (f)       Not applicable

         (g)       Not applicable

         (h)       Opinion of Shaw Pittman regarding taxation of the merger
                   (incorporated herein by reference to the Registration
                   Statement)